SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9/A

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

CTI MOLECULAR IMAGING, INC.

(Name of Subject Company)

CTI MOLECULAR IMAGING, INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

22943D105

(CUSIP Number of Class of Securities)

Jack H. McCall

General Counsel and Secretary

CTI Molecular Imaging, Inc.

810 Innovation Drive

Knoxville, Tennessee 37932

(865) 218-2000

(Name, Address, and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

with copies to:

Nils H. Okeson

Alston & Bird LLP

1201 West Peachtree Street

Atlanta, Georgia 30309

(404) 881-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

CTI Molecular Imaging, Inc., a Delaware corporation (the “Company” or “CTI”), hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”), initially filed with the Securities and Exchange Commission on April 1, 2005, as amended and supplemented to date, with respect to the cash tender offer by MI Merger Co., a newly formed Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Siemens Medical Solutions USA, Inc., a Delaware corporation (“Parent”) and an indirect wholly owned subsidiary of Siemens Aktiengesellschaft, a German corporation (“Siemens AG”), to purchase all of the issued and outstanding shares of common stock, $0.01 par value, of the Company, including the associated Series C Junior Participating Preferred Stock Purchase Rights (together, the “Shares”), not already owned by Parent, Purchaser or any of their affiliates, for an amount equal to $20.50 per Share, net to the seller in cash, without interest thereon (the “Per Share Amount”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 1, 2005 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the “Offer.” The Offer was commenced on April 1, 2005 and expires at 12:00 midnight, New York City time, on Thursday, April 28, 2005, unless it is extended in accordance with its terms.

ITEM 8.	ADDITIONAL INFORMATION.

The disclosure set forth under the sub-heading “Recent Litigation” in Item 8 is hereby amended and supplemented as follows:

The putative class action initiated on March 22, 2005 by the City of Monroe Employees’ Retirement System against the Company and members of the Board in the Chancery Court for Knox County, Tennessee, Sixth Judicial District at Knoxville was removed to the United States District Court for the Eastern District of Tennessee on April 15, 2005. On April 26, 2005, the District Court denied plaintiff’s request for a temporary restraining order to enjoin the consummation of the Offer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2005

CTI MOLECULAR IMAGING, INC.

By:	/s/ RONALD NUTT
Name: Ronald Nutt, Ph.D.
Title: President and Chief Executive Officer